FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 3.32% in Syngenta’s share capital through deletion of a direct holder and an indirect holder”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Bank of New York Mellon Corporation files a share ownership of 3.32% in Syngenta’s share capital through deletion of a direct holder and an indirect holder

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Bank of New York Mellon Corporation, One Wall Street, New York, NY 10286, U.S.A., disclosed on February 13, 2014, that its total holding in Syngenta now amounts to 3,088,474 shares (3.32% of the total share capital), split into 3,054,012 registered shares plus purchase rights on ADRs (ISIN US87160A1007, 1 ADR=0.2 share) corresponding to 33,622 shares and short put options corresponding to 840 shares. Details are available on http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html.

The change in share ownership needed to be reported to the Swiss Stock Exchange through deletion of a direct holder and an indirect holder as of February 12, 2014.

The contact person within The Bank of New York Mellon Corporation for this notification is Nicholas Darrow, BNY Mellon Investment Management Services, One Mellon Center, Room 2840, Pittsburgh, PA 15258-0001, U.S.A.

Basel, Switzerland, February 17, 2014

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 17, 2014	By:	/s/ Sandra Büerli-Borner
			Name:	Sandra Büerli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration